FOR IMMEDIATE RELEASE	TSX: WPM
May 10, 2018	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES CLOSING OF NEW PRECIOUS
METALS PURCHASE AGREEMENT WITH FIRST MAJESTIC ON THE SAN
DIMAS MINE AND EARLY WARNING REPORT FILED

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce that the new precious metals purchase agreement with First Majestic Silver Corp (“First Majestic”) (the “First Majestic PMPA”) on the San Dimas mine has now closed following the completion of the plan of arrangement (the “Arrangement”) whereby First Majestic has acquired all of the outstanding common shares of Primero Mining Corp. (“Primero”).

As previously announced on January 12, 2018, in connection with the Arrangement, Wheaton Precious Metals International Ltd. (“Wheaton International”) agreed to terminate the existing San Dimas silver purchase agreement with Primero (the “Existing SPA”) and enter into the First Majestic PMPA. The Arrangement was completed on May 10, 2018.

First Majestic PMPA Terms:

  25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from San Dimas, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months
  For each ounce of gold delivered, Wheaton International will pay to First Majestic a production payment equal to the lesser of US$600/oz, subject to a 1% annual inflationary adjustment, and the prevailing market price

For more information on the First Majestic PMPA, please refer to Wheaton’s news release dated January 12, 2018.

As part of the transaction and in addition to the new stream, First Majestic issued 20,914,590 First Majestic common shares to Wheaton International (the “First Majestic Shares”).

“The acquisition of Primero by First Majestic marks the start of a new chapter for the San Dimas mine,” said Randy Smallwood, President and Chief Executive Officer of Wheaton. “We believe First Majestic has an excellent opportunity to unlock the significant exploration and operational potential of San Dimas, including the silver-rich areas. We are excited to now be the largest shareholder of First Majestic as they re-establish San Dimas as one of the premier precious metals mines in Mexico.”

In connection with the Arrangement, Wheaton International released the guarantee previously provided by Goldcorp Inc. (“Goldcorp”) under the Existing SPA in consideration for a payment of US$10 million from Goldcorp to Wheaton International. Furthermore, the US$0.50 per ounce penalty for each ounce less than 215 million ounces delivered by 2031 has been extinguished.

In addition, Wheaton also announces that it has terminated the guarantee previously provided by Wheaton and certain of its subsidiaries under Primero’s existing revolving credit facility.

The First Majestic Shares represent approximately 11% of First Majestic’s current issued and outstanding shares and have been issued pursuant to exemptions from prospectus requirements. The First Majestic Shares are subject to Canadian, United States and contractual resale restrictions, including a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. The First Majestic Shares are currently being held for investment purposes, however Wheaton may from time to time in the future increase or decrease its ownership, control or direction over securities of First Majestic, through market transactions, private agreements or otherwise.

Wheaton is continued under the laws of Ontario and Wheaton's head office is located at 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2. First Majestic’s head office is located at 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. A copy of the Early Warning Report to which this press release relates can be obtained from Patrick Drouin, Senior Vice President, Investor Relations at Wheaton, at 1-844-288-9878 or info@wheatonpm.com or on the SEDAR profile of First Majestic at www.sedar.com.

Advisors and Counsel
BMO Capital Markets acted as financial advisor and Cassels Brock & Blackwell LLP and Goodmans LLP acted as legal counsel to Wheaton.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  the receipt by the Company of gold and gold equivalent production in respect of the San Dimas mine and the expansion and exploration potential at the San Dimas mine;
  the ability to sell the First Majestic Shares after the expiry of hold periods and the value that may be realized for such First Majestic Shares;
  the effect of the Servicio de Administracion Tributaria (“SAT”) legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
  the impact on the operations of the San Dimas mine as a result of labour disruptions;

  future payments by Wheaton in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
  projected increases to Wheaton’s production and cash flow profile;
  the expansion and exploration potential at the Salobo and Peñasquito mines;
  projected changes to Wheaton’s production mix;
  anticipated increases in total throughput;
  the estimated future production;
  the future price of commodities;
  the estimation of mineral reserves and mineral resources;
  the realization of mineral reserve estimates;
  the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
  the costs of future production;
  reserve determination;
  estimated reserve conversion rates and produced but not yet delivered ounces;
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
  confidence in the Company’s business structure;
  the Company’s position relating to any dispute with the Canada Revenue Agency (the “CRA”) and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton Precious Metals to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  risks related to the sale of the First Majestic Shares, including the value that may be realized;
  First Majestic not being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;
  risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
  fluctuations in the price of commodities;
  risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
  absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
  Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

  any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
  the Company’s business or ability to enter into precious metal purchase agreements (as defined herein) being materially impacted as a result of any CRA reassessment;
  any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
  any requirement to pay reassessed tax and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
  the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
  interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;
  litigation risk associated with a challenge to the Company’s tax filings;
  credit and liquidity risks;
  indebtedness and guarantees risks;
  mine operator concentration risks;
  hedging risk;
  competition in the mining industry;
  risks related to Wheaton’s acquisition strategy;
  risks related to the market price of the common shares of Wheaton (the “Common Shares”);
  equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;
  risks related to interest rates;
  risks related to the declaration, timing and payment of dividends;
  the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
  litigation risk associated with outstanding legal matters;
  risks related to claims and legal proceedings against Wheaton or the Mining Operations;
  risks relating to unknown defects and impairments;
  risks relating to security over underlying assets;
  risks related to ensuring the security and safety of information systems, including cyber security risks;
  risks related to the adequacy of internal control over financial reporting;
  risks related to governmental regulations;
  risks related to international operations of Wheaton and the Mining Operations;
  risks relating to exploration, development and operations at the Mining Operations;
  risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
  risks related to environmental regulations and climate change;
  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
  lack of suitable infrastructure and employees to support the Mining Operations;
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;
  inability to replace and expand mineral reserves;
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
  uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
  fluctuations in the commodity prices other than silver or gold;
  the ability of Wheaton and the Mining Operations to obtain adequate financing;
  the ability of the Mining Operations to complete permitting, construction, development and expansion;
  challenges related to global financial conditions;
  risks relating to future sales or the issuance of equity securities; and
  other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton Precious Metals’ Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton Precious Metals’ Form 40-F filed March 29, 2018 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

  that if it elects to do so, Wheaton will be able to sell the First Majestic Shares and obtain fair value;
  that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
  that there will be no material adverse change in the market price of commodities;
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
  that Wheaton will be able to source and obtain accretive precious metal stream interests;
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
  that Wheaton will be successful in challenging any reassessment by the CRA;
  that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
  that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
  that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
  that Wheaton will not change its business as a result of any CRA reassessment;
  that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
  expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
  that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;
  the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
  such other assumptions and factors as set out in the Disclosure.

Although Wheaton Precious Metals has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton Precious Metals. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton Precious Metals’ expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton Precious Metals does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.